820 - 3120

Press Release

SUPPL

DSM

Maire Tecnimont

34E Heerlen (the Netherlands) / Rome (Italy), 29 July 2009

DSM to sell urea-licensing business to Maire Tecnimont

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, and Maire Tecnimont S.p.A., a leading international engineering and construction group headquartered in Italy, announce today that they have reached an agreement for the sale of DSM's urea-licensing subsidiary Stamicarbon B.V. to Maire Tecnimont for a total consideration of EUR 38 million on a cash and debt-free basis. The intended sale is expected to close by Q4 2009, subject to regulatory and other customary approvals and notifications.

Stamicarbon, founded in 1947, is the world market leader in licensing urea technology with over 250 licensed urea plants located in over eighty different countries and a leading market share in new capacity. Urea, mainly used as a fertilizer, is produced from ammonia and carbon dioxide. Stamicarbon realized net sales of EUR 57 million in 2008 and an operating profit of EUR 25 million. In 2008 Stamicarbon's operating profit was exceptionally high as a result of a number of large contracts closed during the year. The average operating profit for Stamicarbon has been approximately EUR 10 million per year over the past four years.

Stamicarbon employs about 50 people in urea licensing, almost all of which are engineers and technical staff. Stamicarbon licenses patented technology and proprietary know-how to existing and prospective urea producers. Its non-urea licensing portfolio has been transferred to a new entity, Knowfort Technologies B.V., and is not part of the intended sale or the 2008 results of Stamicarbon.

Nico Gerardu, member of the Managing Board of Royal DSM, gave the following comment: *"The intended sale of the urea-licensing business is an important step in DSM's accelerated transformation towards a Life Sciences and Materials Sciences company. I am convinced that urea licensing has a much better strategic fit with Maire Tecnimont, a leader in project management and contracting. I would like to thank all Stamicarbon employees for their continued support and substantial contribution."*

Fabrizio Di Amato, Chairman and Chief Executive Officer of Maire Tecnimont S.p.A., stated: *"This acquisition is a major step towards achieving the objectives set out by the Group's strategic guidelines to grow our Engineering, Procurement and Construction services business in selected sectors of the process plant industry. Stamicarbon will operate as a member of the Maire Tecnimont Group, in particular alongside Tecnimont, and will continue to generate licensing revenues and margins as a standalone activity. Contemporaneously, we foresee that Stamicarbon will enlarge our technology portfolio and, working with Tecnimont, enhance our EPC business in the fertilizer sector through synergies in the commercial, technology and operation areas by improving process efficiency and competitiveness."*

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Stamicarbon brings both excellent technical expertise and technology on which Maire Tecnimont intends to lever its high quality E&C business, primarily through synergies to be realized in combining technology and EPC contracting.

In September 2007 DSM announced that as a result of the accelerated strategic shift towards Life Sciences and Materials Sciences, a number of businesses which do not fit in with the strategy would be carved out and divested. Urea licensing is one of these businesses.

The divestment process for DSM Elastomers, DSM Agro and DSM Melamine is underway. As reported earlier, DSM has slowed down the process in view of the current financial and economic environment but still aims to complete the disposals within the timeframe of its *Vision 2010* strategy.

The intended sale is dependent on regulatory and other customary approvals and notifications and will be submitted to the works councils according to the usual procedures in the Netherlands. One day before the closing, all employees in urea-licensing will be transferred to Stamicarbon B.V., the company to be acquired by Maire Tecnimont, in accordance with Dutch regulations.

Maire Tecnimont
Maire Tecnimont S.p.A. is the parent company of an international industrial group which provides a comprehensive, integrated system of services and installations in four sectors: Chemicals and Petrochemicals, Oil & Gas, Power, Civil Engineering and Infrastructure. The Group has established itself thanks to advanced skills in Project Management and Main Contracting, by implementing complex turnkey projects all over the world, combining high quality and planning standards with a focus on multicultural and environmental issues. The Group, listed on the Milan Stock Exchange, with a presence in 24 countries and 4 continents, currently controls 37 operating companies and can rely on a workforce of 4,300 employees, more than half of whom are outside Italy. At 31 December 2008, the Group reported revenues of EUR 2,463 million and net income of EUR 117 million. For more information: www.mairetecnimont.it.

Stamicarbon
Stamicarbon B.V. is the global market leader in developing and licensing urea technologies and services, delivering optimum environmental performance, safety, reliability and productivity at the lowest investment level. Stamicarbon's services include a unique Full Life Cycle Support service to assist customers throughout the life cycle of a urea plant. Working in close cooperation with licensees, contractors, suppliers and research institutes, the company is constantly developing new processes and upgrading existing technologies.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

Press Release

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Maire Tecnimont S.p.A.
Communication Office
Carlo Nicolais
Tel +39 06 412235.728
Fax +39 06 412235.642
comunicazione@mairetecnimont.it

Investor Relations
Lawrence Y. Kay
Tel +39 06 412235.536
Fax +39 06 412235.644
investor-relations@mairetecnimont.it

Image Building
Simona Raffaelli, Nicole Zancanella, Alfredo Mele
Tel +39 02 89011300
mairetecnimont@imagebuilding.it

Forward-looking statements

This press release may contain forward-looking statements with respect to DSM's future (financial) performance and position. Such statements are based on current expectations, estimates and projections of DSM and information currently available to the company. DSM cautions readers that such statements involve certain risks and uncertainties that are difficult to predict and therefore it should be understood that many factors can cause actual performance and position to differ materially from these statements. DSM has no obligation to update the statements contained in this press release, unless required by law. The English language version of the press release is leading.

820 - 3120

DSM Press Release

RECEIVED
2009 AUG 11 A 6:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

35E

Heerlen (NL), 29 July 2009

DSM to sell DSM Energy to TAQA

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, announces today that it has reached an agreement with TAQA Abu Dhabi National Energy Company PJSC for the sale of DSM Energie Holding B.V. (DSM Energy) for an enterprise value of EUR 285 million. The intended sale is expected to close in Q3 2009, subject to regulatory approvals and notifications.

The disposal consists of the participations which DSM has in oil and gas exploration and pipelines, including the 40% participation in Noordgastransport.

DSM expects to realize a book profit of approximately EUR 275 million after tax on the sale. This profit will be reported as an exceptional item in the income statement at closing. DSM Energy realized net sales of EUR 161 million in 2008.

Rolf-Dieter Schwalb, Chief Financial Officer of Royal DSM gave the following comment: *"The intended sale of the energy business is another important step in DSM's accelerated transformation towards a Life Sciences and Materials Sciences company. As stated before, in such a company there is no place for participations in oil and gas exploration and pipelines. These participations have a much better strategic fit with TAQA. I would like to thank all DSM Energy employees for their continued support and substantial contribution."*

In September 2007 DSM announced that as a result of the accelerated strategic shift towards Life Sciences and Materials Sciences, a number of businesses which do not fit in with the strategy would be carved out and divested. DSM's participations in oil and gas exploration and pipelines are part of these businesses.

DSM Energy participates in the exploration and production of oil and gas on the Dutch Continental Shelf. DSM participates as non-operator with a stake of up to 25% in the oil and gas joint ventures and owns interests in pipelines, including its 40% stake in Noordgastransport.

DSM Energy has a share in twenty producing oil and gas fields and participates in a number of gas field developments. All fields are located in 25 production licenses. In its strategy, DSM had chosen not to make any further investment and to dispose of its oil and gas interests. Total production in 2008 was the equivalent of 1.8 million barrels of oil. The intended sale includes transfer of all the decommissioning liabilities.

Noordgastransport transports gas produced offshore through a system of pipelines from gas fields in the North Sea to a processing plant in Uithuizen in the north of the Netherlands. Here, the gas is treated so that it matches customers' specifications, before being delivered to these customers.

TAQA Abu Dhabi National Energy Company PJSC is a global energy company with 2008 revenue of more than AED 16 billion (US$ 4.4 billion). TAQA is a flagship corporation for the

Government of Abu Dhabi. In the Netherlands, TAQA acquired BP Netherlands' gas exploration and production assets including onshore, offshore and storage facilities in 2007, located in the Dutch Continental Shelf of the North Sea and in the region of Alkmaar in the North Western part of the Netherlands.

The intended sale is dependent on regulatory approvals and notifications and will be submitted to the works councils according to the usual procedures. DSM Energy employs 6 people. They will all transfer to the new owner.

Investors and analysts call
A conference call for investors and analysts will be held from 10.15 AM - 10.45 AM CET. Dial-in numbers are +31 70 304 33 71 (Continental Europe) and +44 207 216 0106 (United Kingdom) for analysts and investors and +31 70 304 33 15 for journalists. A replay will be available.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

820-3120

DSM Press Release

RECEIVED
2009 AUG 11 A 6:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

DSM

36E

Heerlen (NL), 29 July 2009

DSM provides 2008 and Q1 2009 comparative figures

Royal DSM N.V. today provides the investment community with comparative quarterly figures for 2008 and Q1 2009.

These comparative figures reflect the reclassification of DSM Energy and Stamicarbon from the Base Chemicals & Materials cluster to discontinued operations as well as the reclassification of DSM's participation in Noordgastransport from Other activities to discontinued operations. These reclassifications follow on the announced intended disposals of these businesses.

The comparative figures can be found in the annex to this press release and can also be downloaded from the Investors section on the DSM corporate website, www.dsm.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Restated before exceptional items

(€ million)	Quarters 2008 Q1	Q2	Q3	Q4	Year 2008	2009 Q1
Base Chemicals & Materials						
Net sales third parties	391	427	444	310	1,572	241
EBITDA	46	61	104	34	245	-10
EBIT	30	43	85	16	174	-26
Other activities						
Net sales third parties	110	103	108	115	436	111
EBITDA	-22	-24	-35	1	-80	-35
EBIT	-31	-35	-55	-14	-135	-47
Continuing operations						
Net sales third parties	2,303	2,406	2,336	2,034	9,079	1,790
EBITDA	304	346	361	198	1,209	138
EBIT	206	242	237	84	769	32
Discontinued operations						
Net sales third parties	55	50	56	57	218	47
EBITDA	34	37	34	43	148	29
EBIT	31	34	30	39	134	25